
January 22, 2014

<u>Via E-mail</u>
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re: CommonWealth REIT**
> **Revised Preliminary Proxy Statement on Schedule14A and**
> **Definitive Additional Solicitation Materials**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed January 16, 2014**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filings and have the following comments.

<u>Revised Preliminary Proxy Statement</u>

<u>Background of the solicitation, page 8</u>

1.   Please update your background section to disclose any material developments since November 2013.

<u>Proposed Nominees, page 17</u>

2.   We note that you are only nominating five directors to a seven member board. Please disclose whether your five nominees, if elected, will have the power to fill the two vacant board seats, and, if not, how such seats will be filled. If your five nominees would have this power, please disclose any present intentions with regard to this matter.

<u>Definitive Additional Solicitation Materials</u>

3.   We note your statement that "The holders of more than 70% of the outstanding shares previously supported our proposal to remove the entire CommonWealth Board of Trustees and we expect the same level of support for our consent solicitation." Please refrain from making claims regarding the results of the solicitation. See Note (d) to

Rule 14a-9. Please also advise how this figure was substantiated, given that no record date was set for the solicitation.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Eduardo Gallardo, Esq.
       Gibson, Dunn & Crutcher LLP